

Rose Pizzo · 3rd

Product Planning Manager at Auto Export Corporation (AEC)

Germany · 500+ connections · **Contact info**

 Auto Export Corpora
(AEC)

Grand Valley State
University

Experience

Product Planning Manager
Auto Export Corporation (AEC)
Jun 2020 – Present · 4 mos
Munich, Bavaria, Germany

FCA Fiat Chrysler Automobiles
4 yrs 5 mos

 **Jeep Associate Brand Manager - Wrangler & Gladiator**
Mar 2019 – May 2020 · 1 yr 3 mos

• Supported the Jeep Gladiator launch, including tracking the development and execution of go-to-market plans and internal organizational readiness within scope and timeline

• Brand lead of a task force aimed to promote awareness, sales, and dealer readines …**see mor**

Import Operations (IRF)
Oct 2017 – Mar 2019 · 1 yr 6 mos

• Effectively managed, monitored, and evaluated global suppliers, transit lanes, material flow, and plant production levels while adhering to strict time constraints and budgets

• Documented over 45 detailed, systematic proce

Show 2 more roles ∨



International Operations Intern
Fiat Chrysler Automobiles (FCA)
May 2015 – Jul 2015 · 3 mos

• Worked closely with Market Management to fulfi
vehicle and Jeep Brand Commercial Launch event

• Developed specific and generic templates to tra



Materials Management Intern
Steelcase
May 2014 – May 2015 · 1 yr 1 mo

• Project managed a cross-functional team to imp
from a tier 2 supplier to material planner in to redu

• Utilized SAP for Sales Order management from o

Education



Grand Valley State University
Bachelor of Business Administration, International
2011 – 2015
Activities and Societies: • APICS (Supply Chain Ma
Grand Valley Student Senate • GVSU Student Aml

Licenses & certifications



Basics of Supply Chain Management
APICS

Volunteer Experience



Volunteer
Feeding America
Mar 2015 – Present • 5 yrs 7 mos

-Assisted in packaging large quantities of food for
nonprofit organizations.



Volunteer

Grace Centers of Hope

Jun 2015 – Jul 2015 • 2 mos

Environment

Volunteer and Team Lead

Relay For Life

Jan 2007 – Aug 2010 • 3 yrs 8 mos

Skills & Endorsements

Basic ERP, Database, and SAP knowledge · 8

Stefano Perello and 7 connections have given endorsements

Event Planning · 13

Stefano Perello and 12 connections have given endorsements

Strategic Planning · 17

Robert Parkins and 16 connections have given endorsements

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